UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

FOUR OAKS FINCORP, INC.

(Name of Issuer)

COMMON STOCK $1.00 PAR VALUE

(Title of Class of Securities)

350891 10 7 (CUSIP Number)

December 31, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

(Continued on following page(s))

CUSIP No. 350891 10 7	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William Ashley Turner and Debra C. Turner, Joint Tenants with right of survivorship
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 199,766.5470 6. SHARED VOTING POWER -0- 7. SOLE DISPOSITIVE POWER 199,766.5470 8. SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,138.508[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) NOT APPLICABLE	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.92%[2]
12.	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Includes 530.4805 shares owned individually by William Ashley Turner, 530.4805 shares owned individually by Debra C. Turner and 1,311 shares that William Ashley Turner has the right to acquire within 60 days from December 31, 2004 pursuant to the exercise of stock options.
[2]	Based on 3,413,507 shares outstanding as of November 5, 2004, as provided by the Issuer on its Form 10-Q filed on November 15, 2004, as adjusted to include the number of shares underlying options exercisable by William Ashley Turner within 60 days of December 31, 2004.

CUSIP No. 350891 10 7	13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer Four Oaks Fincorp, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

6114 US 301 South Four Oaks, North Carolina 27524

Item 2.	(a)	Names of Persons Filing

This statement is filed by William Ashley Turner and Debra C. Turner, Joint Tenants with right of survivorship.

	(b)	Address of Principal Business Office or, if none, Residence

181 Cleveland Crossing Drive Garner, NC 27529

	(c)	Citizenship

United States of America

	(d)	Title of Class of Securities

Common Stock, par value $1.00 per share

	(e)	CUSIP Number

350891 10 7

Item 3.	Not Applicable.

CUSIP No. 350891 10 7	13G	Page 4 of 5 Pages

Item 4.	Ownership

(a) Amount Beneficially Owned: As of December 31, 2004, the Reporting Person beneficially owned 202,138.508 shares, which includes 530.4805 shares owned by William Ashley Turner individually, 530.4805 shares owned by Debra C. Turner individually, 199,766.5470 shares owned by them as joint tenants with right of survivorship and 1,311 shares that William Ashley Turner has the right to acquire within 60 days from December 31, 2004 pursuant to the exercise of stock options. The Reporting Person declares that the filing of this Schedule 13G shall not be construed as an admission that it is, for purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any of the shares owned of record by William Ashley Turner or Debra C. Turner. The Reporting Person disclaims beneficial ownership of the shares owned by William Ashley Turner individually, Debra C. Turner individually, and the 1,311 shares that William Ashley Turner has the right to acquire within 60 days of December 31, 2004 pursuant to the exercise of stock options.

(b) Percent of Class: Such 202,138.508 shares of Common Stock are 5.92% of the 3,413,507 shares of Common Stock outstanding as of November 5, 2004.[2]

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 199,766.5470

(ii) shared power to vote or to direct the vote: -0-

(iii) sole power to dispose or to direct the disposition of: 199,766.5470

(iv) shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

As stated above, William Ashley Turner and Debra C. Turner each beneficially own 530.4805 shares individually and have the right to receive dividends and proceeds from the sale of such shares. Also as stated above, William Ashley Turner beneficially owns 1,311 shares, which he has the right to acquire within 60 days from December 31, 2004 pursuant to the exercise of stock options.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 350891 10 7	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2005

Signature:	/s/ William Ashley Turner
Name:	William Ashley Turner, in
his capacity as Joint Tenant
with right of survivorship

/s/ Debra C. Turner
Name:	Debra C. Turner, in her
capacity as Joint Tenant
with right of survivorship